SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 4)*

Under the Securities Exchange Act of 1934

Southwest Airlines Co.
(Name of Issuer)

Common Stock, par value $1.00 per share
(Title of Class of Securities)

844741108
(CUSIP Number)

Elliott Investment Management L.P.

360 S. Rosemary Ave, 18th Floor

West Palm Beach, FL 33401

with a copy to:

Eleazer Klein, Esq.
Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2024
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 14 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 844741108	Schedule 13D/A	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON Elliott Investment Management L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 61,116,500
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 61,116,500
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 61,116,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.2%
14	TYPE OF REPORTING PERSON PN, IA

CUSIP No. 844741108	Schedule 13D/A	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON Michael Cawley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,765
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,765
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,765
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON David Cush
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON Sarah Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,068 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 3,068 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,068 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 268 shares of Common Stock directly held by domestic partner.

CUSIP No. 844741108	Schedule 13D/A	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON Joshua Gotbaum
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,162
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 19,162
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 19,162
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON Robert Milton
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,953
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,953
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,953
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON Gregg Saretsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 4,000
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 844741108	Schedule 13D/A	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON Patricia Watson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,243 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 5,243 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,243 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

(1) Includes 1,279 shares of Common Stock directly held by spouse.

CUSIP No. 844741108	Schedule 13D/A	Page 10 of 14 Pages

The following constitutes Amendment No. 4 to the Schedule 13D (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	IDENTITY AND BACKGROUND

Items 2(a)-(c) and (f) of the Schedule 13D are hereby amended and restated to read as follows:

(a)-(c) This statement is being filed by (i) Elliott Investment Management L.P., a Delaware limited partnership (“EIM”), the investment manager of Elliott Associates, L.P., a Delaware limited partnership (“Elliott”) and Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”, and together with Elliott, the “Elliott Funds”), with respect to the shares of Common Stock held by the Elliott Funds and/or their respective subsidiaries; (ii) Michael Cawley (“Mr. Cawley”); (iii) David Cush (“Mr. Cush”); (iv) Sarah Feinberg (“Ms. Feinberg”); (v) Joshua Gotbaum (“Mr. Gotbaum”); (vi) Robert Milton (“Mr. Milton”); (vii) Gregg Saretsky (“Mr. Saretsky”) and (viii) Patricia Watson (“Ms. Watson” and, together with Ms. Feinberg and Messrs. Cawley, Cush, Gotbaum Milton and Saretsky, the “Nomineee Reporting Persons” and each, a “Nominee Reporting Person”)).

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement attached as Exhibit 99.3. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Elliott Investment Management GP LLC, a Delaware limited liability company (“EIM GP”), is the sole general partner of EIM. Paul E. Singer (“Mr. Singer”) is the sole managing member of EIM GP.

EIM

The business address of EIM is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM is to act as investment manager for the Elliott Funds.

The name, business address, and present principal occupation or employment of the general partner of EIM is as follows:

NAME	ADDRESS	OCCUPATION

Elliott Investment Management GP LLC	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	General partner of EIM

EIM GP

The business address of EIM GP is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

The principal business of EIM GP is serving as a general partner of EIM.

The name, business address, and present principal occupation or employment of the managing member of EIM GP is as follows:

NAME	ADDRESS	OCCUPATION

Paul E. Singer	360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401	Sole managing member of EIM GP

CUSIP No. 844741108	Schedule 13D/A	Page 11 of 14 Pages

MR. SINGER

Mr. Singer’s business address is 360 S. Rosemary Ave, 18th Floor, West Palm Beach, FL 33401.

Mr. Singer’s principal occupation is to serve as the sole managing member of EIM GP.

MR. CAWLEY

Mr. Cawley’s address is Creeslough House, Upper Kindlestown, Delgany, Co. Wicklow, Ireland A63T0X6.

Mr. Cawley formerly served as the Deputy Chief Executive Officer, Chief Operation Officer and Chief Financial Officer of Ryanair Holdings plc.

MR. CUSH

Mr. Cush’s address is 100 Commons Road, Suite 7, Box 325, Dripping Springs, TX 78620.

Mr. Cush formerly served as the Chief Executive Officer of Virgin America.

MS. FEINBERG

Ms. Feinberg’s address is 438 East 12th Street, Apt. 5D, New York, NY 10009.

Ms. Feinberg formerly served as the Transportation Regulator and Administrator of the Federal Railroad Administration.

MR. GOTBAUM

Mr. Gotbaum’s address is 4139 Parkglen Court NW, Washington, DC 20007.

Mr. Gotbaum’s principal occupation is to serve as an advisor to companies and labor groups and he formerly served as the Chapter 11 Trustee of Hawaiian Airlines.

MR. MILTON

Mr. Milton’s address is c/o RAM787, LLC, 1317 Edgewater Dr., #722, Orlando, FL 32804.

Mr. Milton formerly served as the Chief Executive Officer of Air Canada and ACE Aviation Holdings Inc. and as the Chairman of United Airlines, Inc.

MR. SARETSKY

Mr. Saretsky’s address is 2925 165th Avenue SE, Bellevue, WA 98008.

Mr. Saretsky formerly served as the Chief Executive Officer of WestJet Airlines.

MS. WATSON

Ms. Watson’s address is 3201 Dallas Parkway, Frisco, TX 75034.

Ms. Watson’s principal occupation is Chief Information and Technology Officer of NCR Atleos Corporation.

CUSIP No. 844741108	Schedule 13D/A	Page 12 of 14 Pages

(f) See Items 2(a)-(c) above. Mses. Feinberg and Watson and Messrs. Cush, Gotbaum, Milton, Saretsky and Singer are citizens of the United States of America. Mr. Cawley is a citizen of Ireland.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On October 14, 2024, the Elliott Funds, together with EIM, submitted a request to the Secretary of the Issuer (the “Special Meeting Request”) to call a special meeting of shareholders (the “Special Meeting”) for the purposes of (i) repealing each provision of, or amendment to, the Fourth Amended and Restated Bylaws of the Issuer (the “Bylaws”) adopted by the Board without the approval of the shareholders of the Issuer after February 2, 2024 and up to and including the date of the Special Meeting (the “Bylaw Restoration Proposal”), (ii) removing each of Douglas H. Brooks, Eduardo F. Conrado, William H. Cunningham, Thomas W. Gilligan, David P. Hess, Gary C. Kelly, Elaine Mendoza and Jill A. Soltau from the Board as well as any other person or persons elected or appointed to the Board without shareholder approval after September 26, 2024 and up to and including the date of the Special Meeting (other than any Nominee set forth below), effective immediately (the “Removal Proposal”), and (iii) electing each of Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, David Grissen, Robert Milton, Gregg Saretsky and Patricia Watson (the “Nominees”) to the Board (the “Director Election Proposal”). Attached to the Special Meeting Request was a notice from Elliott to the Issuer of its intention to present the Bylaw Restoration Proposal, the Removal Proposal, and the Director Election Proposal at the Special Meeting. Also on October 14, 2024, EIM issued a press release announcing the submission of the Special Meeting Request. A copy of the press release which is attached hereto as Exhibit 99.8 and is incorporated by reference herein.

In addition, effective as of October 14, 2024, EIM waived Sections 2(b) and 5 of each of the Candidate Agreements with Nancy Killefer and Mr. Sundaram previously disclosed in Item 4 of the Schedule 13D. Accordingly, Mr. Sundaram is no longer a Reporting Person on this Schedule 13D, and he may no longer be deemed to be part of a “group” with EIM and the Nominee Reporting Persons.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) of the Schedule 13D are hereby amended and restated to read as follows:

(a) See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by each Reporting Person. The aggregate percentage of shares of Common Stock reported beneficially owned by each Reporting Person is based upon 599,157,019 shares of Common Stock outstanding as of July 25, 2024, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2024, filed by the Issuer with the Securities and Exchange Commission on July 29, 2024.

By virtue of the Candidate Agreements with each of the Nominee Reporting Persons, EIM and the Nominee Reporting Persons may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Exchange Act and the “group” may be deemed to beneficially own an aggregate of 61,179,691 shares of Common Stock, representing approximately 10.2% of the outstanding shares of Common Stock. Each Reporting Person expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

(b) See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c) No transactions in the shares of Common Stock have been effected by the Reporting Persons since the filing of Amendment No. 3.

CUSIP No. 844741108	Schedule 13D/A	Page 13 of 14 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following:

Item 4 of Amendment No. 4 is incorporated herein by reference.

Item 7.	EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 99.8:	Press Release, dated October 14, 2024.

CUSIP No. 844741108	Schedule 13D/A	Page 14 of 14 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: October 15, 2024

Elliott Investment Management L.P.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

/s/ Elliot Greenberg
As attorney-in-fact for Michael Cawley, David Cush, Sarah Feinberg, Joshua Gotbaum, Robert Milton, Gregg Saretsky and Patricia Watson